Exhibit 99.1

CytoMed Therapeutics Reports Full Year Ended December 31, 2024 Financial Results

and Provides Clinical and Corporate Updates

Singapore – (April 28, 2025) – CytoMed Therapeutics Limited (NASDAQ: GDTC) (“CytoMed” or the “Company”), a Singapore-based clinical stage biopharmaceutical company focused on harnessing its proprietary technologies to develop novel affordable donor-derived, cell-based allogeneic immunotherapies without engaging in separate activities such as contract manufacturing, contract research, medical device development, or diagnostics, today announced its full-year ended December 31, 2024 financial results and provided clinical and corporate updates.

We intend to be among the early pioneers of cellular immunotherapy treatment modalities to serve the ASEAN region and North Asia with a population of more than two billion. Capitalizing on Asia’s low-cost infrastructure and talents, we make affordable GMP-grade immune cells to be infused into no-option patients, aiming to explore their potential applications in addressing cancers or autoimmune diseases. This operation continued to grow in 2024 especially with rising interest from doctors and researchers in donor-derived off-the-shelf allogeneic gamma delta T cells, a rare subset of cancer-killing T cells.

Topline income amounted to US$624,771 in 2024 compared to US$588,423 in 2023. Cash and bank balances amounted to US$3.64 million as of December 31, 2024. We did not need to raise new money in 2024 despite using internal resources to acquire a new premise for expanded operations and invest in a new licensed business of cord blood banking which will be strategically transformed into our wellness and regenerative arm targeting auto-immune diseases.

Financial Results for the full-year ended December 31, 2024

Net Loss: Excluding costs associated with being a public company listed on the NASDAQ Capital Market amounting to US$188,341, the Company recorded a reduced net loss of US$1.66 million for the financial year ended December 31, 2024. Including these costs, the audited net loss was US$1.85 million, representing a 39% improvement compared to the net loss of US$3.03 million in 2023. The reduction was primarily due to the absence of initial public offerings (“IPO”) related expenses, as well as lower company insurance and investor relations costs.

Cash and Bank Balances: As of December 31, 2024, the Company reported cash and bank balances of US$3.64 million, compared to US$6.58 million as of December 31, 2023. Based on our current operating plan and available cash resources, we believe that our existing cash and bank balances will be sufficient to fund our operations through at least 2026. The Company owned a total of 5 properties across Singapore and Malaysia for production purposes funded with borrowings amounting to US$316,176 as of December 31, 2024. As of December 31, 2024, there was no new warrant issue other than those underwriter’s warrants in relation to our IPO.

Research Expenses: The Company’s research expenses were US$1.40 million for the financial year ended December 31, 2024, compared to US$1.16 million in 2023. The increase of US$234,099 was mainly attributable to higher clinical trial expenses and increased employee benefits. This was partially offset by lower spending on laboratory consumables and reduced depreciation expenses.

Employee Benefits Expenses: The Company’s employee benefits expenses were US$453,321 for the financial year ended December 31, 2024, compared to US$332,413 in 2023, mainly driven by the increase in headcount and employee salary rates.

Other Expenses: The Company’s other expenses were US$730,532 for the financial year ended December 31, 2024, compared to US$1.62 million in 2023. This reduction was primarily due to the absence of IPO related expenses, decrease in investor relations expenses, as well as a decrease in company insurance expenses.

We will need to navigate 2025 with caution, given the heightened volatility in global economic conditions. At this time, we do not envisage any significant impact from tariffs for now.

Clinical Updates

Late last year, CytoMed became a clinical stage biopharmaceutical company with our first patient safely dosed in November 2024 under a phase I clinical trial (“ANGELICA Trial”) approved in Singapore in partnership with the National University Hospital (“NUH”), Singapore. Termed the ANGELICA trial, this is a first-in-human CAR T trial in the world involving CytoMed’s patented donor-derived allogeneic gamma delta T cells which express a chimeric antigen receptor (“CAR”) which can recognize many types of cancers, both hematological and solid cancers. As a phase I trial, the number of patients to be recruited is typically small, with not more than 20 late stage cancers.  The National Medical Research Council of Singapore has awarded a significant grant to implement this trial in Singapore.

In August 2024, our Indian partner and collaborator, SunAct Cancer Institute received approval from Vedant Hospital Institutional Ethics Committee to conduct a Phase II Investigator Initiated Trial (“IIT”) using CytoMed manufactured cells for various cancer indications. The trial was subsequently registered with the Clinical Trials Registry – India in March 2025. We anticipate the first patient recruitment to commence in the second half of 2025. This clinical trial in Mumbai will be funded through the Company’s internal resources.

In March 2025, the National Pharmaceutical Regulatory Authority (“NPRA”) Ministry of Health of Malaysia announced the extension of the scope of clinical trial products and the manufacture of the same to include applications for first-in-human clinical trials in cell and gene therapy products. Our GMP facilities and operations are situated in Malaysia. We are encouraged by the initiatives of the NPRA and intend to draw on the advancement and accessibility of the same as we review and if appropriate, submit the relevant applications to conduct an IIT for our proprietary cells. We are of the view that Malaysia is very attractive for starting and conducting IITs due to its affordable cost structure.

Our US research collaborator, MD Andersen of University of Texas, Houston has reported encouraging/positive animal in-vivo data, subject to further validation, using our cells for Acute Myeloid Leukemia and we intend to publish these results in a peer-reviewed publication with the ultimate goal of submitting an Investigational New Drug (“IND”) application to the U.S. Food and Drug Administration (“FDA”).

Regarding our novel hybrid immune cells made from induced pluripotent stem cells (“iPSC”), CytoMed has generated the critical cell banks for the patented iPSC-derived hybrid of gamma delta T and Natural Killer cell technology and is currently undergoing process development into an allogeneic, potentially very potent cancer-killing immunotherapy product to treat a wide range of cancers, liquid and solid. iPSC-derived cells have recently gained trial approvals for Parkinson Disease and blindness, among others.

We will focus on developing our two “off-the-shelf, allogeneic” technology platforms centered on gamma delta T cells and iPSCs respectively and bring them to use in a clinical setting.

Turning to regenerative medicine, we are finalizing the dossier with our collaborator Singapore’s Sengkang General Hospital, for a Phase I clinical trial using umbilical cord-derived stem cells to treat osteoarthritis, which is targeted for submission in the second half of 2025.

Corporate Updates

We are exploring restructuring our China presence potentially through a joint venture to manufacture cells at low costs. We intend to adopt these manufacturing methods to our Singapore and Malaysia operations so we can enhance our offerings in ASEAN to benefit more patients. Various Chinese and international parties have approached CytoMed with interest in our proprietary gamma delta T cells programme, validating our off-the-shelf cell therapy technology, which we believe will further accelerate the reach of our cells internationally. With their large populations, China and India are our strategic focus and we continue to seek partners in new markets. Cellular treatment is gaining recognition and acceptance as another treatment modality to treat cancer patients with unmet needs.

On August 15, 2024, we completed the acquisition of a licensed cord blood bank in Malaysia, one of only three licensed cord blood banks there. This cord blood bank will provide rare and precious cord blood as cost-free raw materials for our strategic expansion into a new class of cord blood-derived therapeutics for auto-immune diseases and cancers due to its naïve cord properties. We intend to spinoff this subsidiary in future as a separate cord blood-based biopharmaceutical company, manufacturing solutions such as cord blood-derived Natural Killer cells, widely researched for its safe and potentially effective remedy for auto-immune diseases. There are few providers of cord blood-derived therapeutics due to the unavailability of low-cost cord blood units.

Strategies for Growth

Looking ahead to 2025, an important milestone is the initial clinical readout of our ANGELICA trial anticipated by the end of this year. We are also working on submitting a U.S. FDA IND application for our donor-derived allogeneic gamma delta T cells for a common form of leukemia. We continue to seek out like-minded partners especially to deploy our allogeneic gamma delta T cells in combinational therapies such as with antibodies and bi-specifics. To enhance our profile in the US, we plan to establish a liaison office in New York so we can be in the same time zone, be closer to our US investors and look out for opportunities including M&A, strategic alliances and learn of new technologies.

We will focus on growing revenue. Fast growing international medical tourism in Asia has created plenty of opportunities to develop this new science of cell therapy, which is very expensive or inaccessible in the West despite the passing of Right-to-Try laws due to fear of litigation. In 2025, we intend to implement alternative revenue-generating methods to address no-option late stage diseased patients on a compassionate, or named patient basis (alternatively known as special access or accelerated access programs), including investing in medical clinics and partnering hospitals and medical cancer centers in the region. In particular, CytoMed is located in the heart of a new special economic zone just established in early 2025 by Singapore and the adjacent State of Johor, Malaysia which is anticipated to benefit healthcare businesses.

Due to our cost-efficient operations in Asia and exercising financial prudence, we have sufficient cash runway into 2026. Nevertheless, we should prepare to strengthen our financials in a timely manner in 2025 and plan well ahead for funds to capitalize on new opportunities including mergers and acquisitions. Our team is constantly and consistently exploring, reviewing and keeping abreast of developments and advancements in this space and are engaged with several initiatives presently.

About CytoMed Therapeutics Limited (CytoMed)

Incorporated in 2018, CytoMed was spun off from the Agency for Science, Technology and Research (A*STAR), Singapore’s leading research and development agency in the public sector. CytoMed is a clinical stage biopharmaceutical company focused on harnessing its licensed proprietary technologies, namely gamma delta T cell and iPSC-derived gamma delta Natural Killer T cell, to create novel cell-based allogeneic immunotherapies for the treatment of various human cancers. The development of novel technologies has been inspired by the clinical success of existing CAR-T therapies in treating haematological malignancies, as well as the current clinical limitations and commercial challenges in extrapolating the CAR-T principle into the treatment of solid tumours. For more information, please visit www.cytomed.sg and follow us on Twitter (“X”) @CytomedSG, on LinkedIn, and Facebook.

Forward Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s plans to develop and commercialize its product candidates; the initiation, timing, progress and results of the Company’s current and future pre-clinical studies and clinical trials and the Company’s R&D programs; the Company’s clinical development is subject to substantial risk and uncertainty, and there can be no assurance that trials will succeed or that regulatory approvals will be obtained; the Company’s expectations regarding the impact of the ongoing COVID-19 pandemic on its business, the Company’s industry and the economy; the Company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing; the Company’s ability to successfully acquire or obtain licenses for additional product candidates on reasonable terms; the Company’s ability to establish and maintain collaborations and/or obtain additional funding and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date hereof.

Contacts:

CytoMed Therapeutics Limited

Email: enquiry@cytomed.sg

Attention: Evelyn Tan, Chief Corporate Officer